Exhibit 99.4

March 15, 2024

MEDIROM Healthcare Technologies Inc.

(CORRECTION) Fiscal Year 2023 Business Report, Annex A to Notice of Convocation of the 24th Ordinary General Meeting of Shareholders

MEDIROM Healthcare Technologies Inc. (the “Company”) hereby announces that there have been corrections to the Company’s Fiscal Year 2023 Business Report (the “Business Report”) attached as Annex A to the Notice of Convocation of the Company’s 24th Ordinary General Meeting of Shareholders, dated March 12, 2024. The corrected portions are described below.

Note: The following financial information is based upon the Company’s statutory non-consolidated financial results prepared in accordance with Japanese generally accepted accounting principles (“GAAP”) which have not been reviewed or audited under either the standards of the Public Company Accounting Oversight Board (“PCAOB”) or U.S. generally accepted auditing standards (“GAAS”). As such, these results may differ in material respects from the financial results and audited consolidated financial statements prepared in accordance with U.S. GAAP that will be reported at a later date and included in the Company’s Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov. Accordingly, this Japanese GAAP financial information does not present all information necessary for an understanding of the Company’s results of operations for the year ended December 31, 2023 and should not be viewed as a substitute for the Company’s audited annual financial statements prepared in accordance with U.S. GAAP. You should not place undue reliance on this Japanese GAAP financial information. See “Important Notice Regarding Japanese GAAP Financial Information” below.

(Corrected Portions)

Fiscal Year 2023 Business Report, Annex A to Notice of Convocation

“(6) Changes in Assets and Profits/Loss (Non-consolidated, Under Japanese GAAP)” of “1. Current status of MEDIROM Healthcare Technologies Inc.”

(Before Corrections)

Net income attributable to each common share for the year ended on December 31, 2023 93.41 yen/0.62 USD

Net assets per common share for the year ended on December 31, 2023 98.78 yen/0.65 USD

(After Corrections)

Net income attributable to each common share for the year ended on December 31, 202395.18 yen/0.63 USD

Net assets per common share for the year ended on December 31, 2023100.64 yen/0.67 USD

The corrected version of the table containing the above information in the Business Report is as follows. (The corrected information is indicated in bold.) The financial information below is presented on a non-consolidated basis in accordance with Japanese GAAP. See “Important Notice Regarding Japanese GAAP Financial Information” below.

(Unit: thousand yen other than per share or ratio information, and convenience translation for fiscal 2023)

	December 31, 2020 (Audited)	December 31, 2021 (Audited)	December 31, 2022 (Audited)	December 31, 2023 (Audited)	December 31, 2023 Convenience translation in $ ‘000 other than per share or ratio information
Revenue	1,416,109	1,852,932	1,162,454	1,901,620	12,685
Ordinary income	△ 949,541	△ 121,183	90,053	797,274	5,318
Net income	△ 1,079,651	△ 139,539	83,550	464,728	3,100
Net income attributable to each common share	△ 268.26 yen	△28.61 yen	17.11 yen	95.18 yen	0.63 USD
Total assets	3,041,593	2,353,098	4,134,464	3,948,790	26,342
Net assets	379,865	△ 30,560	52,845	497,916	3,321
Net assets per common share	77 .37 yen	△7.62 yen	9.49 yen	100.64 yen	0.67 USD
Capital adequacy ratio	12.48%	△1.29%	1.27%	12.60%	12.60%

(Note) For the convenience of the reader, the December 31, 2023 figures are translated into U.S. dollars based upon the conversion rate of $1.00 = JPY149.900, as reported by the Federal Reserve Bank on February 29, 2024.

Important Notice Regarding Japanese GAAP Financial Information

The financial results for the year ended December 31, 2023 presented in this document are prepared solely in accordance with Japanese GAAP on a non-consolidated basis, have not been reviewed or audited under either the standards of the PCAOB or U.S. GAAS, and do not present all information necessary for an understanding of the Company’s results of operations for the year ended December 31, 2023. U.S. GAAP results for the year ended December 31, 2023 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the Company’s independent auditor in accordance with the standards of the PCAOB, and, in addition to reflecting the consolidation of entities that is not reflected in these non-consolidated Japanese GAAP financial results, may differ from these Japanese GAAP results due to the completion of the Company’s financial closing procedures, the audit under the standards of the PCAOB, and other developments that may arise during the audit process. The discussion of financial results in the Business Report is presented to the Company’s shareholders and holders of the Company’s American Depositary Shares (“ADSs”) solely for purposes of compliance with requirements under the Japanese Companies Act in connection with the Company’s 24th Ordinary General Meeting of Shareholders.

The Company expects that its audited consolidated U.S. GAAP results for the year ended December 31, 2023, in addition to reflecting the consolidation of entities that is not reflected in the non-consolidated Japanese GAAP financial results, may differ from the Japanese GAAP results contained in this document in the following line items, among others: (1) increase/decrease in amortization expenses recognized from the difference in the accounting treatment of salon purchases; (2) recognition of impairment losses on our long-lived salon assets, goodwill and other intangible assets; (3) increase/decrease in allowance or provisional expenses; and (4) the accounting treatment of the Company’s sales of shares of one of its subsidiaries.

The Japanese GAAP financial results included in this document have been prepared by and are the responsibility of the Company’s management. The Company’s independent U.S. auditor has not audited, reviewed, compiled, or performed any procedures with respect to the Japanese GAAP financial results presented in this document under either the standards of the PCAOB or U.S. GAAS. Accordingly, the Company’s independent U.S. auditor does not express an opinion or any other form of assurance with respect thereto.

The Company intends to file its Annual Report on Form 20-F containing the audited financial statements for the year ended December 31, 2023 prepared in accordance with U.S. GAAP by the filing deadline prescribed by the SEC, and such financial information for 2023 contained in the Annual Report, including the Company’s audited financial statements prepared in accordance with U.S. GAAP, may differ from the Japanese GAAP financial information disclosed in this document. As such, this Japanese GAAP financial information should not be viewed as a substitute for the Company’s audited annual financial statements prepared in accordance with U.S. GAAP and is not necessarily indicative of any future period. Accordingly, you should not place undue reliance on this Japanese GAAP financial information.